GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
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VANCOUVER, BRITISH COLUMBIA, May 12, 2010 ----GLG Life Tech Corporation (TSX:GLG)(NASDAQ:GLGL) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia is pleased to announce it has signed a memorandum of understanding ("MOU") with Global AgriSystem Private Limited, a Katra Group company ("Katra") regarding the introduction of GLG's stevia products in India.

The MOU confirms the interests of both parties to jointly pursue the promotion of stevia products as a healthy sweetener alternative for food and beverage manufacturers and consumers in India. The agreement between the two companies includes an initial phase of market development for GLG stevia extracts as well as the agricultural development of growing regions for GLG patented stevia plant varieties. The companies are also discussing the potential joint construction of extraction facilities in India as demand is built.

GLG Chairman and CEO Dr. Luke Zhang commented, "GLG is pleased to work with the Katra Group after our growing relationship has shown our companies to share a common vision of promoting the health and well-being of millions of people who can benefit from the use of stevia. As the world's leading consumer of sugar and one of the largest markets globally, India holds significant potential for GLG stevia extracts which can aid in the reduction of sugar consumption in the consumer diet. We look forward to working with the Katra Group to continue to develop and build this opportunity together."

Mr. Gokul Patnaik, Chairman of Global Agri commented, "India needs value added agri products like stevia, that provide solutions to meet the local demand gap for sweeteners. India's agriculture base can easily adapt and handle the growing of the stevia plant, given its conducive climatic conditions."

Mr. Ramesh Vangal, Chairman of Katra Group states, "Stevia blends very well with the wellness focus of the group and it is our endeavor to partner with global leaders like GLG to bring cutting edge technologies which can leverage the large agri base of India to provide consumers with a natural and healthy alternative to sugar."

India has experienced recent growth in obesity rates among consumers as daily intake of sugar continues to grow. This trend has resulted in proliferation of additional associated health risks including diabetes. According to the World Diabetes Foundation, India has the world's highest rate of diabetes with more than 50.8 million people suffering from the disease. Governmental and societal concerns over diet and intake have created a key development opportunity for healthier food and beverage ingredients such as stevia. With a population of 1.2 billion, GLG believes India's consumer base offers an untapped market for GLG stevia extracts and a significant opportunity for natural, zero calorie sweeteners.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings including Rebpure(TM), Rebsweet(TM), AnySweet(TM) and the Company's newest line Sweet Success(TM), make it the leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About Katra Group

Katra Group is a diversified group with specific focus on wellness and value-added agri products. The wellness business focuses on traditional Indian medicine (ayurveda) and nutraceutical sectors. Its other group company, Global Agri, is a leading supply chain and cold storage provider for fresh fruits and vegetables and has a pan-India presence. For further information, please visit www.katra.biz.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

SOURCE: GLG Life Tech Corporation

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